Execution Version

DATED 16 December 2015

ASANKO GOLD INC.
As Parent

ADANSI GOLD COMPANY LIMITED
As Borrower

PMI GOLD CORPORATION
As HoldCo

KEEGAN RESOURCES GHANA LIMITED
As Keegan

and

EXP T2 LTD.
As Lender

AMENDMENT (No. 3) AGREEMENT RELATING TO THE SENIOR FACILITIES AGREEMENT (Construction and Operation)

DUANE MORRIS

CERTAIN CONFIDENTIAL, PERSONAL INFORMATION AND COMMERCIAL TERMS HAVE BEEN REDACTED IN THIS DOCUMENT.

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Execution Version

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THIS AGREEMENT is dated 16 December 2015 between:

1.	ASANKO GOLD INC. (the “Parent”);

2.	ADANSI GOLD COMPANY LIMITED (the “Borrower”);

3.	PMI GOLD CORPORATION (the “HoldCo”);

4.	KEEGAN RESOURCES GHANA LIMITED (“Keegan”); and

5.	EXP T2 LTD. (the “Lender”),

collectively referred to as the “Parties” (or, individually, a “Party”).

WHEREAS:

(A)	The Parties are the parties to a senior facilities agreement dated 11 July 2014, as amended and restated on 30 June 2015 and further amended and restated on 20 October 2015 (the “Existing Facilities Agreement”) pursuant to which the Lender agreed to make available to the Borrower loan facilities in a maximum aggregate principal amount of up to US$150,000,000 in relation to the Project (as defined therein).

(C)	The Parties have agreed to amend the Existing Facilities Agreement as set out in this Agreement.

NOW, THEREFORE, the Parties agree as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

Terms defined in the Existing Facilities Agreement shall have the same meaning when used in this Agreement unless otherwise defined herein, and in addition the following terms shall have the following meanings:

“Effective Date” means the date of this Agreement.

“Existing Facilities Agreement” has the meaning given to it in recital (A).

“Existing Security” means all Transaction Security created or expressed to be created in favour of the Lender on or before the Effective Date.

“Keegan Facility Agreement” means a senior facilities agreement dated 20 October 2015 between the Parent, Asanko International (Barbados) Inc., Asanko Gold (Barbados) Inc., Keegan and the Lender in relation to the Project, as amended on or around the date of this Agreement and as such agreement may be further amended, novated, supplemented, extended, restated or replaced from time to time.

Clause 1.2 of the Existing Facilities Agreement (Construction) shall apply to this Agreement as if set out in this Agreement save that, unless the context otherwise requires, references in the Existing Facilities Agreement to “this Agreement” shall be to the Existing Facilities Agreement as amended by this Agreement.

1.2	Third party rights

A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or enjoy the benefit of any term of this Agreement.

1.3	Finance Document

This Agreement is a designated Finance Document.

2.	AMENDMENTS TO THE EXISTING FACILITIES AGREEMENT

2.1	With effect from the Effective Date the Parties agree the following amendments to the Existing Facilities Agreement:

a)	Definition of Availability Period	Paragraph (b) of the definition shall be amended as follows:

“(b) in relation to the Overrun Facility, the period from and including the date on which the Project Facility Available Commitment is reduced to zero to and including 18 December 2015 (or such later date as the Lender and the Borrower may agree).”

b)	Definition of Margin	The definition shall be amended as follows: “means, in respect of a Loan, six percent per annum.”
c)	Definition of Project Costs	The definition shall be amended by replacing “Clauses 11.1 and 11.2” with “Clause 11.1”.
d)	Clause 5.1	There shall be inserted the following new clause 5.1(c): “(c) in respect of all Overrun Facility Loans, one Business Day before the proposed Utilisation Date.”
e)	Clause 5.1(b)	The clause shall be amended by inserting the words “Project Facility” in front of the word “Loans” and by

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replacing the full stop with; “and”.
f)	Clause 5.2(e)	The clause shall be deleted and replaced with the following clause:

“In the case of any Utilisation Request in respect of an Overrun Facility Loan, the Lender may in its sole discretion choose to bring forward the Utilisation Date from the proposed Utilisation Date stated in the relevant Utilisation Request to the date of such Utilisation Request.”

g)	Clause 11.2	The clause shall be amended to read: “INTENTIONALLY LEFT BLANK”.

3.	REPRESENTATIONS AND WARRANTIES

3.1	General

(i) Each of the Obligors makes each of the Repeating Representations contained in the Existing Facilities Agreement, and (ii) Keegan makes each of the Repeating Representations as defined and contained in the Keegan Facility Agreement, in each case to the Lender on the Effective Date by reference to the facts and circumstances existing on such date.

3.2	No default

Each Obligor represents and warrants to the Lender that no Default has occurred or is continuing or would result from:

(a)	the execution of this Agreement; or

(b)	the performance of the Existing Facilities Agreement as amended by this Agreement.

4.	EXISTING SECURITY

Each Obligor confirms that each Existing Security:

(a)	ranks as a continuing security for the payment and discharge of the Secured Obligations; and

(b)	shall continue in full force and effect in all respects and the Existing Security and this Agreement shall be read and construed together.

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5.	CONTINUITY

The provisions of the Finance Documents shall, save as amended in this Agreement, continue in full force and effect.

6.	GUARANTEES

For the avoidance of doubt, each of the Guarantors acknowledges and confirms that the obligations of each Guarantor under Clause 17 (Guarantee and Indemnity) of the Existing Facilities Agreement shall continue in full force and effect in all respects under and in connection with the Existing Facilities Agreement as amended by this Agreement.

7.	FURTHER ASSURANCE

The Borrower shall, at the request of the Lender and at its own expense, do all such acts and things necessary to give effect to the amendments made or to be made pursuant to this Agreement.

8.	MISCELLANEOUS

8.1	The provisions of Clause 28 (Notices) of the Existing Facilities Agreement shall apply to this Agreement as if set out in full and so that all references therein to “this Agreement” shall be construed as references to this Agreement and references to “Party” or “Parties” shall be construed as references to the Parties to this Agreement.

8.2	The provisions of Clauses 30 (Partial Invalidity) and 31 (Remedies And Waivers) of the Existing Facilities Agreement shall apply to this Agreement, as if set out in full and so that all references in those provisions to “this Agreement” shall be construed as references to this Agreement and references to “Party” or “Parties” shall be construed as references to them in their capacity as Parties to this Agreement.

8.3	This Agreement may be executed and delivered in any number of counterparts, each of which is an original and which, together, have the same effect as if each Party had executed and delivered the same document.

9.	GOVERNING LAW

This Agreement and any non-contractual obligations arising out of or in connection with it are governed by English Law.

10.	ENFORCEMENT

The provisions of Clause 35 (Enforcement) of the Existing Facilities Agreement shall apply mutatis mutandis to this Agreement.

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THIS AGREEMENT has been entered into on the date stated at the beginning of this Agreement.

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EXECUTION PAGES

SIGNED by for and on behalf of

ASANKO GOLD INC.

Signature

Greg McCunn
Print name

CFO
Title

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SIGNED by for and on behalf of

ADANSI GOLD COMPANY LIMITED

Signature

Greg McCunn
Print name

Director
Title

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SIGNED by for and on behalf of

PMI GOLD CORPORATION

Signature

Greg McCunn
Print name

Director
Title

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SIGNED by for and on behalf of

KEEGAN RESOURCES GHANA LIMITED

Signature

Greg McCunn
Print name

Director
Title

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SIGNED by for and on behalf of

EXP T2 LTD.

Signature

Paul Coughlan
Print name

CFO
Title

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